                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-84547

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+ The information in this prospectus supplement is not complete and may be + + changed. This prospectus supplement and the accompanying prospectus do not + + constitute an offer to sell these securities and are not soliciting an offer +
+ to buy these securities in any state where the offer or sale is not          +
+ permitted.                                                                   +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED APRIL 29, 2002

Prospectus Supplement
              , 2002
(To Prospectus dated September 13, 1999)

                                  $350,000,000

                                     [LOGO]

                                     MURPHY

                                 OIL CORPORATION

                                % Notes due 2012

                                 ______________

     The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on         and          of each year, beginning on      , 2002.
The notes will mature on      , 2012. Murphy Oil Corporation may redeem some or
all of the notes at any time, or from time to time, at a price equal to 100% of the principal amount of the notes plus a make-whole premium. The redemption price is discussed under the caption "Description of the Notes-Optional Redemption" beginning on page S-14.

     The notes will be senior obligations of Murphy Oil Corporation and will rank equally with all of Murphy Oil Corporation's other unsecured senior indebtedness from time to time outstanding.

                                 ______________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ______________

                                                                                             Per Note  Total
                                                                                             --------  -----
Public Offering Price(1) ...................................................................     %       $
Underwriting Discount ......................................................................     %       $
Proceeds to Murphy Oil Corporation (Before Expenses)(1) ....................................     %       $

________
(1) Plus accrued interest from     , 2002, if settlement occurs after this date.

                                 ______________


     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers in book-entry form
through the facilities of The Depository Trust Company on or about           ,
2002.

                                 ______________

                           Joint Book-Running Managers

Banc of America Securities LLC                                          JPMorgan
                                 ______________

BNP PARIBAS
           Fleet Securities, Inc.
                                 Goldman, Sachs & Co.
                                                      SunTrust Robinson Humphrey

Mizuho International plc
                          Morgan Keegan & Company, Inc.
                                                  Tokyo-Mitsubishi International
                                                  plc

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or, with respect to information incorporated by reference, as of the date of that information.

                              ____________________


                                TABLE OF CONTENTS

                              Prospectus Supplement

                                                                              Page
                                                                              ----
Where You Can Find More Information About Murphy Oil .......................   S-3
Forward-Looking Statements .................................................   S-3
Prospectus Supplement Summary ..............................................   S-4
Ratio of Earnings to Fixed Charges .........................................  S-12
Use of Proceeds ............................................................  S-12
Capitalization .............................................................  S-13
Description of the Notes ...................................................  S-14
Underwriting ...............................................................  S-19
Legal Matters ..............................................................  S-20
Experts ....................................................................  S-20

                                   Prospectus

About this Prospectus ......................................................     1
Murphy Oil Corporation .....................................................     1
Where You Can Find More Information About Murphy Oil .......................     1
Ratio of Earnings to Fixed Charges .........................................     2
Use of Proceeds ............................................................     3
Description of Common Stock ................................................     3
Description of Preferred Stock .............................................     3
Description of Depositary Shares ...........................................     6
Description of Debt Securities .............................................     8
Description of Warrants ....................................................    17
Plan of Distribution .......................................................    18
Legal Matters ..............................................................    18
Experts ....................................................................    18

              WHERE YOU CAN FIND MORE INFORMATION ABOUT MURPHY OIL

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference or deemed incorporated by reference is considered to be a part of this prospectus supplement. Information that we file with the SEC after the date of this prospectus supplement will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     . Our Annual Report on Form 10-K for the year ended December 31, 2001;

     . Our certificate of incorporation, as amended, filed as Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     . Our by-laws, as amended, filed as Exhibit 3.2 to our Annual Report on Form 10-K for the year ended December 31, 2000;

     . Our Current Report filed on Form 8-K on January 15, 1997; and

     . Our Current Report filed on Form 8-K on April 26, 2002.

     You may request a free copy of these filings by writing to, or telephoning, us at the following address and phone number:

                               Corporate Secretary
                             Murphy Oil Corporation
                                 P.O. Box 7000
                         El Dorado, Arkansas 71731-7000
                                 (870) 862-6411

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus, including the documents we incorporate by reference, contain statements of Murphy Oil's expectations, intentions, plans and beliefs that are forward-looking and are dependent on certain events, risks and uncertainties that may be outside of Murphy Oil's control. These forward-looking statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Murphy Oil's actual results could differ materially from those expressed or implied by these statements due to a number of factors, including those described in these forward-looking statements as well as those contained in our Current Report filed on Form 8-K on January 15, 1997, which we incorporate by reference.

                          PROSPECTUS SUPPLEMENT SUMMARY

                                About Murphy Oil

     In this prospectus supplement, we refer to Murphy Oil Corporation and its wholly owned subsidiaries as "we", "our" or "Murphy Oil" unless the context clearly indicates otherwise. The term "notes" refers to the % Notes due 2012. Our ownership interest percentage in exploration and production projects and other jointly owned facilities is shown following the name of each field, block or facility.

Summary

     We are a worldwide oil and gas exploration and production company with refining and marketing operations in the United States and the United Kingdom. Our operations are classified into two business activities: (1) "Exploration and Production" and (2) "Refining and Marketing." For reporting purposes, our exploration and production activities are subdivided into six geographic segments--the United States, Canada, the United Kingdom, Ecuador, Malaysia, and all other countries. Our refining and marketing activities are presently subdivided into two geographic segments--the United States and the United Kingdom.

Exploration and Production

     During 2001, our principal exploration and production activities were conducted in the United States, Canada, the United Kingdom, Malaysia, and Ecuador. Our core operating areas include the Gulf of Mexico, the Jeanne d'Arc basin off the east coast of Canada, western Canada, and the United Kingdom.

     Our estimated net proved hydrocarbon reserves at the end of 2001 increased to 501 million barrels of oil equivalent from 442 million barrels of oil equivalent in 2000. This marks the eleventh consecutive year that we replaced more reserves than we produced. Our 2001 worldwide production of 114,228 barrels of oil equivalent a day represented an increase of approximately 10% from 2000 levels of 103,494 barrels of oil equivalent a day.

     Worldwide, we participated in 51 net exploratory wells during 2001, 35.2 of which were successful, for a 69% success rate. Our U.S. operations are concentrated in the Gulf of Mexico and onshore South Louisiana. Additions to our U.S. proved reserves totaled 56.9 million barrels of oil equivalent in 2001, which amounted to 625% of our U.S. hydrocarbon production. We upgraded our leasehold position in the Gulf of Mexico by participating in three 2001 federal lease sales, acquiring interests ranging from 37.5% to 100% in 25 blocks, 24 of which are in the deepwater.

     Two of our deepwater discoveries are currently in the development stage. A floating spar facility capable of handling production of up to 40,000 barrels a day of oil and 110 million cubic feet a day of natural gas is under construction for the Medusa field (60%), located in Mississippi Canyon Blocks 538 and 582. First production is expected by the end of 2002. At its peak, Medusa is expected to net 25,000 barrels a day of oil equivalent production to Murphy Oil.

     At Front Runner (37.5%), located in Green Canyon Blocks 338 and 339, a facility capable of handling up to 60,000 barrels a day of oil and 110 million cubic feet a day of natural gas, was approved during the first quarter of 2002. The preliminary target date for first production is in the first half of 2004, netting to Murphy Oil an estimated 20,000 barrels of oil equivalent a day.

     Canada is our largest source of crude oil reserves and production and set a production record of 61,490 barrels of oil equivalent a day in 2001. In 2001, the Hibernia field (6.5%) produced at an average gross rate of 149,000 barrels a day. Elsewhere in the Jeanne d'Arc basin, the Terra Nova oil development project (12%) off the east coast of Canada, which came on stream January 20, 2002, is expected to reach gross production levels of 125,000 barrels of oil a day by the end of the year. Our Canadian activities also include a 5% interest in Syncrude, the world's largest producer of synthetic crude oil from oil sand deposits.

     Although our exploration programs emphasize those areas where significant production has been established, we also possess the technical expertise to identify frontier prospects, along with the resources to acquire significant ownership positions therein. Utilizing that ownership position to fund exploratory drilling has been an available option that will continue to be implemented where warranted. We believe we can use our long-lived, low-cost oil properties in established worldwide basins to fund an active, yet focused, exploration program that seeks meaningful growth opportunities.

     Our frontier program centers on the Malaysian shelf and deepwater. We made our first discovery in Malaysia last year at West Patricia on Block SK 309 (85%). The discovery has now been appraised at approximately 30 million barrels and we have approved the field for development. First production in the range of 10,000 to 15,000 barrels a day is expected next year.

Refining and Marketing

     We own refineries located in Meraux, Louisiana and Superior, Wisconsin and have an effective 30% interest in a refinery located in Milford Haven, Wales. We have built an integrated presence in each of our refinery markets by providing products to 27 wholly owned and jointly owned terminals and numerous terminals owned by others serving approximately 815 owned and branded stations and numerous unbranded customers in the United States. In addition, three wholly owned terminals and five terminals owned by others supply 411 owned and branded stations in the United Kingdom.

     The Meraux refinery is capable of processing approximately 100,000 barrels of crude oil a day and distributes petroleum products via pipeline and barge to an area covering 12 states. In 2001, the Meraux refinery set a record for annual throughput, averaging 104,345 barrels of crude oil a day. The refinery posted a composite 97.4% onstream time during 2001. Meraux has successfully completed its transition to processing a medium, sour crude oil imported from Latin America in place of a more expensive light, sweet crude. We realized savings in freight costs through the use of large capacity tankers able to unload at the Louisiana Offshore Oil Port ("LOOP") which provides deepwater unloading accommodations off the Louisiana coast for oil tankers and onshore facilities for storage of crude oil, and which is connected to the refinery by pipeline.

     Our refining capital expenditures in the United States in 2001 included $55.1 million for clean fuels and crude throughput expansion projects at the Meraux refinery. The expansion includes the addition of a hydrocracker unit that will allow us to meet the new low-sulfur gasoline and diesel standards. Throughput capacity of the refinery's crude unit is expected to increase from 100,000 to 125,000 barrels a day by mid-2003.

     Our Superior refinery is capable of processing 35,000 barrels of crude oil a day and supplied gasoline to 347 owned and branded stations in the Midwest at the end of 2001.

     The Milford Haven, Wales refinery (30% effective ownership) is capable of processing 108,000 gross barrels of crude oil a day (32,400 net to Murphy Oil). We transport products by rail to eight distribution terminals which supply products to 411 MURCO and EP branded retail stations.

     In 2001, we continued our ongoing endeavor with Wal-Mart of building retail gasoline stations in the parking areas of Wal-Mart Supercenters under the Murphy USA(r) brand. At December 31, 2001, 387 stations were in operation and we expect to construct about 110 additional stations during 2002. In February 2002, we reached an agreement with Wal-Mart to market products through Murphy Canada stations at select Wal-Mart stores across Canada. We plan to construct about five to seven stations at Wal-Mart sites in Canada in 2002 and expect to expand gradually thereafter.

     We own a 20% interest in a 120-mile refined products pipeline, with a capacity of 165,000 barrels a day, that transports products from the Meraux refinery to two common carrier pipelines serving our marketing area in the southeastern United States. We also own a 3.2% interest in LOOP. In addition, we own 29.4% of a 22-mile crude oil pipeline that connects LOOP storage at Clovelly, Louisiana and Alliance, Louisiana and 100% of a 24-mile crude oil pipeline that connects Alliance to the Meraux refinery. The pipeline from Alliance to Meraux is also connected to another company's pipeline system, allowing crude oil transported by that system to be shipped to the Meraux refinery.

     In May 2001, we sold our Canadian pipeline and trucking operation, including seven crude oil pipelines with various ownership percentages and capacities. We realized an after-tax gain of $71 million on the sale.

                                  The Offering

     This summary of the offering highlights selected information from this prospectus supplement and the accompanying prospectus but does not contain all information that may be important to you. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

Securities Offered .............    $    aggregate principal amount of   % Notes due 2012

Maturity Date ..................         , 2012

Interest Payment Dates .........         and     of each year, commencing      , 2002

Re-Opening .....................    We may from time to time, without the consent of the
                                    existing holders, create and issue additional notes
                                    having the same terms and conditions as the notes
                                    offered by this prospectus supplement in all respects,
                                    except for the issue date, issue price and, under some
                                    circumstances, the date of the first payment of
                                    interest on the notes.

Optional Redemption ............    At any time, or from time to time, we may redeem any
                                    or all of the notes in principal amounts of $1,000 or
                                    any integral multiple of $1,000. We will pay a
                                    redemption price equal to the principal amount of
                                    notes we redeem plus a make-whole premium, which is
                                    described under the heading "Description of the
                                    Notes--Optional Redemption" beginning on page S-14. We
                                    also will pay any accrued and unpaid interest to the
                                    redemption date.

Ranking ........................    The notes:

                                         .    will be unsecured;

                                         .    will rank equally with all of our existing
                                              and future unsecured senior debt;

                                         .    will be senior to any future subordinated
                                              debt; and

                                         .    will be effectively junior to our secured
                                              debt and to all existing and future debt
                                              and other liabilities of our subsidiaries,
                                              including trade payables.

Ratings ........................    The notes are rated A- by Standard & Poor's Ratings
                                    Services and Baa1 by Moody's Investors Service, Inc.
                                    These ratings do not constitute a recommendation to
                                    buy, sell or hold the notes and may be subject to
                                    revision or withdrawal at any time by the rating
                                    organizations. You should evaluate each rating
                                    independently of any other rating of the notes or
                                    other securities of Murphy Oil.

Covenants ......................    We will issue the notes under an indenture containing
                                    covenants for your benefit. These covenants restrict
                                    our ability, with certain exceptions, to:

                                         .    incur debt secured by liens; and

                                         .    engage in sale/leaseback transactions.

Use of Proceeds ................    We intend to use the net proceeds of approximately $
                                    million to repay outstanding indebtedness under
                                    existing credit facilities and for other general
                                    corporate purposes.

                 Summary Consolidated Historical Financial Data

     We have provided in the tables below summary consolidated historical financial data. We have derived the statement of income data and other financial data for each of the years in the five-year period ended December 31, 2001, and the balance sheet data as of December 31 for each of the five years in the five-year period ended December 31, 2001, from our audited consolidated financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                     Year Ended December 31,
                                                                   ----------------------------------------------------------
                                                                      2001       2000         1999       1998        1997
                                                                   ----------  ----------   --------- ----------  -----------
                                                                                (in thousands, except ratios)
Statement of Income Data(1):
Total revenues .................................................   $4,478,509  $4,639,165  $2,756,441 $2,347,022  $ 3,305,922
Costs and Expenses:
Crude oil, products and related operating
   expenses ....................................................    3,456,021   3,704,936   2,198,701  1,927,325    2,695,436
Exploration expenses, including
   undeveloped lease amortization ..............................      156,919     125,629      70,557     65,582       94,792
Selling and general expenses ...................................       97,835      85,474      81,817     61,363       65,928
Depreciation, depletion and amortization .......................      229,222     213,539     205,077    203,163      209,439
Amortization of goodwill .......................................        3,120          --          --         --           --
Impairment of properties .......................................       10,478      27,916          --     80,127       28,056
Provision for reduction in force ...............................           --          --       1,513         --           --
Charge resulting from cancellation of a
   drilling rig contract .......................................           --          --          --      7,255           --
Interest expense ...............................................       39,289      29,936      28,139     18,090       12,717
Interest capitalized ...........................................      (20,283)    (13,599)     (7,865)    (7,606)     (12,096)
                                                                   ----------  ----------  ---------- ----------  -----------
     Total costs and expenses ..................................    3,972,601   4,173,831   2,577,939  2,355,299    3,094,272
                                                                   ----------  ----------  ---------- ----------  -----------
Income (loss) before income taxes and
   cumulative effect of accounting change ......................      505,908     465,334     178,502     (8,277)     211,650
Income tax expense .............................................      175,005     159,773      58,795      6,117       79,244
                                                                   ----------  ----------  ---------- ----------  -----------
Income before cumulative effect of
   accounting change ...........................................      330,903     305,561     119,707    (14,394)     132,406
Cumulative effect of accounting change .........................           --      (8,733)         --         --           --
                                                                   ----------  ----------  ---------- ----------  -----------
     Net income (loss) .........................................   $  330,903  $  296,828  $  119,707 $  (14,394) $   132,406
                                                                   ==========  ==========  ========== ==========  ===========
Other Financial Data:
Net cash provided by operating activities ......................   $  635,704  $  747,751  $  341,711 $  297,467  $   365,825
Capital expenditures ...........................................      864,440     557,897     386,605    388,799      468,031
EBITDA(2) ......................................................      767,734     710,507     403,853    285,497      449,766
Ratio of EBITDA to interest expense ............................         19.5x       23.7x       14.4x      15.8x        35.4x
Ratio of earnings to fixed charges(3) ..........................         11.3x       13.7x        6.5x        --         13.9x
Ratio of earnings before special items to
   fixed charges(4) ............................................          9.6x       14.3x        6.0x       4.3x        14.2x

                                                             As of December 31,
                                    ----------------------------------------------------------------
                                        2001         2000         1999         1998         1997
                                    ----------    ----------  ------------ ------------  --------------
                                                             (in thousands)
Balance Sheet Data:
Working capital ...................   $   38,604   $   71,710   $  105,477   $   56,616   $   48,333
Net property, plant and equipment..    2,525,807    2,184,719    1,782,741    1,662,362    1,655,838
Total assets ......................    3,259,099    3,134,353    2,445,508    2,164,419    2,238,319
Long-term debt ....................      520,785      524,759      393,164      333,473      205,853
Total debt ........................      569,035      562,001      393,235      341,385      214,255
Stockholders' equity ..............    1,498,163    1,259,560    1,057,172      978,233    1,079,351

_________________
(1) Includes effects on income of special items. Special items (material nonroutine items) generally consisted of asset impairments, gains on asset sales, settlements of income tax matters and tax rate changes, modifications of various oil and gas contracts, inventory valuation charges, reductions in force, settlements of environmental matters, and the cumulative effect of an accounting change. Special items increased (decreased) net income for 2001, 2000, 1999, 1998 and 1997 by $67,644,000,
     $(7,205,000), $19,753,000, $(57,935,000), and $68,000, respectively. More information about our special items is given in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 8 in Item 7 of our annual report on Form 10-K for the year ended December 31, 2001, which we incorporate by reference.

(2) EBITDA means earnings from continuing operations before interest expense, income taxes, depreciation, depletion and amortization, amortization of goodwill and impairment of properties. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income or any other generally accepted accounting principles measure of performance, as an indicator of our operating performance, or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use this data as an indicator of a company's ability to service debt.

(3) We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes adjusted for (1) fixed charges, (2) undistributed earnings of companies accounted for by the equity method, (3) capitalized interest, and (4) amortization of capitalized interest. "Fixed charges" consist of interest and amortization of debt discount and expense, whether capitalized or expensed, and that portion of rental expense determined to be representative of the interest factor. The computation of earnings as described above was less than fixed charges by $13,726,000 in 1998.

(4) For the ratio of earnings before special items to fixed charges, we have excluded special items, as described in footnote (1) above, from the computation of earnings.

                        Summary Historical Operating Data

     We have provided in the table below our summary operating data for each of the years in the five-year period ended December 31, 2001.

                                                                                            Year Ended December 31,
                                                                            -------------------------------------------------------
                                                                              2001       2000         1999       1998        1997
                                                                            -------     -------     -------     -------     -------
Exploration and Production:
Net crude oil, condensate and natural gas liquids production --
  barrels a day:
     United States .....................................................      5,763       6,663       8,461       7,798      10,760
     Canada--excluding synthetic oil ...................................     25,580      22,853      18,983      17,699      15,730
     Canada--synthetic oil .............................................     10,479       8,443      10,997      10,500       9,341
     United Kingdom ....................................................     20,214      20,895      20,538      15,411      13,861
     Ecuador ...........................................................      5,319       6,405       7,104       7,720       7,802
                                                                            -------     -------     -------     -------     -------
        Total ..........................................................     67,355      65,259      66,083      59,128      57,494
                                                                            =======     =======     =======     =======     =======
Net natural gas sold--thousands of cubic feet a day:
     United States .....................................................    115,527     144,789     171,762     169,519     211,207
     Canada ............................................................    152,583      73,773      56,238      48,998      44,853
     United Kingdom ....................................................     13,125      10,850      12,443      12,384      12,609
                                                                            -------     -------     -------     -------     -------
        Total ..........................................................    281,235     229,412     240,443     230,901     268,669
                                                                            =======     =======     =======     =======     =======
Net hydrocarbon production--equivalent barrels(1) a day ................    114,228     103,494     106,157      97,612     102,272
Estimated net hydrocarbon reserves--million equivalent
   barrels (1, 2) ......................................................      501.2       442.3       400.8       379.9       362.1
Reserve life--years(3) .................................................       12.0        11.7        10.3        10.7         9.7



Refining and Marketing:
Crude capacity of refineries--barrels per stream day:
     Meraux, Louisiana .................................................    100,000     100,000     100,000     100,000     100,000
     Superior, Wisconsin ...............................................     35,000      35,000      35,000      35,000      35,000
     Milford Haven, Wales ..............................................     32,400      32,400      32,400      32,400      32,400
                                                                            -------     -------     -------     -------     -------
        Total ..........................................................    167,400     167,400     167,400     167,400     167,400
                                                                            =======     =======     =======     =======     =======
Refinery utilization(4) ................................................       99.9%       99.1%       85.5%       98.9%       96.5%
Total refinery inputs--crude oil and other feed stocks--barrels
   a day ...............................................................    177,100     174,118     153,688     176,984     169,738
Refined products sold--barrels a day:
     United States .....................................................    174,256     149,469     126,195     137,620     134,209
     United Kingdom ....................................................     31,062      29,903      32,251      36,093      28,977
     Canada ............................................................         --         143         596         439         244
                                                                            -------     -------     -------     -------     -------
        Total ..........................................................    205,318     179,515     159,042     174,152     163,430
                                                                            =======     =======     =======     =======     =======
Branded retail outlets(2):
     United States .....................................................        815         712         625         552         585
     United Kingdom ....................................................        411         386         384         389         396
     Canada ............................................................         --          --          --           8           6
                                                                            -------     -------     -------     -------     -------
        Total ..........................................................      1,226       1,098       1,009         949         987
                                                                            =======     =======     =======     =======     =======

___________
(1)  6,000 cubic feet of natural gas equals one equivalent barrel.
(2)  At December 31.
(3) Total net proved hydrocarbon reserves at December 31 divided by net hydrocarbon production for the year.
(4)  Average crude oil processed divided by total crude capacity.

                              Summary Reserve Data

     We have provided in the table below summary data with respect to our estimated proved reserves of oil and natural gas as of December 31, 2001 and December 31, 2000. Unless we inform you otherwise, all information in this table relating to oil and natural gas reserves has been based upon our estimates and reflects our net interest after royalties.

                                                                                          As of December 31,
                                                                                         --------------------
                                                                                           2001        2000
                                                                                         --------    --------
Proved Reserves:
Estimated net proved oil reserves--millions of barrels:
   Crude oil, condensate and natural gas liquids:
     United States ..................................................................        88.6        45.3
     Canada .........................................................................        60.5        63.9
     United Kingdom .................................................................        44.1        51.0
     Ecuador ........................................................................        38.7        40.9
     Malaysia .......................................................................        15.0          --
                                                                                         --------    --------
          Total .....................................................................       246.9       201.1
   Synthetic oil--Canada ............................................................       131.0       125.0
                                                                                         --------    --------
          Total proved oil reserves .................................................       377.9       326.1
                                                                                         ========    ========
Estimated net proved natural gas reserves--billions of cubic feet:
     United States ..................................................................       395.7       369.0
     Canada .........................................................................       309.5       293.6
     United Kingdom .................................................................        34.9        34.8
                                                                                         --------    --------
          Total proved natural gas reserves .........................................       740.1       697.4
                                                                                         ========    ========
Total estimated net proved hydrocarbon reserves--million equivalent barrels(1) ......       501.2       442.3
                                                                                         ========    ========

__________
(1)  6,000 cubic feet of natural gas equals one equivalent barrel.

                       RATIO OF EARNINGS TO FIXED CHARGES


     The following table shows our ratio of earnings to fixed charges and ratio of earnings before special items to fixed charges for each of the past five years.

                                                                                      Year Ended December 31,
                                                                          ------------------------------------------------
                                                                            2001      2000      1999      1998      1997
                                                                          --------  --------  --------  --------  --------
Ratio of earnings to fixed charges .....................................     11.3x     13.7x      6.5x        --     13.9x
Ratio of earnings before special items to fixed charges ................      9.6x     14.3x      6.0x      4.3x     14.2x

     We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes adjusted for (1) fixed charges, (2) undistributed earnings of companies accounted for by the equity method, (3) capitalized interest, and (4) amortization of capitalized interest. "Fixed charges" consist of interest and amortization of debt discount and expense, whether capitalized or expensed, and that portion of rental expense determined to be representative of the interest factor. The computation of earnings as described above was less than fixed charges by $13,726,000 in 1998.

     For the ratio of earnings before special items to fixed charges, we have excluded special items from the computation of earnings. Special items (material nonroutine items) generally consisted of asset impairments, gains on asset sales, settlements of income tax matters and tax rate changes, modifications of various oil and gas contracts, inventory valuation charges, reductions in force, settlements of environmental matters, and the cumulative effect of an accounting change. Special items increased (decreased) net income for 2001, 2000, 1999, 1998 and 1997 by $67,644,000, $(7,205,000), $19,753,000, $(57,935,000), and
$68,000, respectively. More information about our special items is given in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 8 in Item 7 of our annual report on Form 10-K for the year ended December 31, 2001, which we incorporate by reference.



                                 USE OF PROCEEDS

     We expect the net proceeds from the offering of the notes to be approximately $ million, after deducting the discount to the underwriters and other estimated expenses of the offering that we will pay. We intend to use approximately $200 million of the net proceeds to repay outstanding indebtedness under existing credit facilities due in 2002 which carried interest rates ranging between 2.175% and 2.45% as of March 31, 2002. The remainder of the proceeds will be used for general corporate purposes.

                                 CAPITALIZATION

     We have provided in the table below our unaudited consolidated capitalization as of March 31, 2002, and as adjusted to give effect to the issuance of the notes and the application of the net proceeds from that issuance as described in "Use of Proceeds."

                                                                                              March 31, 2002
                                                                                         ------------------------
                                                                                           Actual     As Adjusted
                                                                                         ----------   -----------
                                                                                               (unaudited)
                                                                                             (in thousands)
Cash and cash equivalents ...........................................................    $   91,129    $  241,129
Long-term notes payable:
     % Notes, due 2012 ..............................................................            --       350,000
   7.05% Notes, due 2029, net of unamortized discount of $2,516 .....................       247,484       247,484
   6.23% structured loan, due 2002-2005 .............................................       108,732       108,732
   Notes payable to banks, 2.175% to 2.45%, due 2002(1) .............................       200,000            --
   Other, 6% and 8%, due 2002-2021 ..................................................         1,063         1,063
                                                                                         ----------    ----------
        Total long-term notes payable ...............................................       557,279       707,279
                                                                                         ----------    ----------
Commercial paper, 1.855%, payable in Canadian dollars, due 2002(1) ..................        15,000        15,000

Long-term nonrecourse debt of a subsidiary:
   Canadian Government guaranteed credit facility with banks--commercial paper,
     2.075% to 2.275%, $22,750 payable in Canadian dollars, supported
     by credit facility, due 2003-2008 ..............................................        79,616        79,616
   Loan payable to Canadian Government, interest free, payable in Canadian
     dollars, due 2002-2008 .........................................................        20,962        20,962
                                                                                         ----------    ----------
        Total long-term nonrecourse debt of a subsidiary ............................       100,578       100,578
                                                                                         ----------    ----------
        Total long-term debt ........................................................       672,857       822,857
                                                                                         ----------    ----------
Stockholders' equity:
   Cumulative Preferred Stock, par $100, authorized 400,000 shares, none issued .....            --            --
   Common Stock, par $1.00, authorized 200,000,000 shares, issued
     48,775,314 shares ..............................................................        48,775        48,775

   Capital in excess of par value ...................................................       543,762       543,762
   Retained earnings ................................................................     1,082,045     1,082,045
   Accumulated other comprehensive loss .............................................       (88,681)      (88,681)
   Unamortized restricted stock awards ..............................................        (1,346)       (1,346)
   Treasury stock, 3,051,661 shares, at cost ........................................       (79,767)      (79,767)
                                                                                         ----------    ----------
        Total stockholders' equity ..................................................     1,504,788     1,504,788
                                                                                         ----------    ----------
        Total capitalization ........................................................    $2,177,645    $2,327,645
                                                                                         ==========    ==========

----------
(1) Notes payable to banks due in 2002 have been classified as long-term debt since those borrowings are capable of being refinanced under an existing long-term credit facility.

                            DESCRIPTION OF THE NOTES

     We have summarized selected provisions of the notes below. This summary supplements and replaces, where inconsistent, the description of the general terms and provisions of debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

General

     The notes will be issued under an indenture and a supplement to the
indenture, each dated as of     , 2002 and hereafter collectively referred to as
"the indenture," between Murphy Oil and SunTrust Bank, as trustee.

     The notes will mature in 2012 and will bear interest at      % per year.
Interest on the notes will accrue from       2002. We:

     .    will pay interest on the notes semiannually on        and        of
          each year, commencing             2002;
     .    will pay interest on the notes to the person in whose name a note is
          registered at the close of business on the         or
          preceding the interest payment date;
     . will compute interest on the notes on the basis of a 360-day year consisting of twelve 30-day months;
     .    will make payments on the notes at the offices of the trustee; and
     . may make payments by wire transfer for notes held in book-entry form or by check for notes held in certificated form mailed to the address of the person entitled to the payment as it appears in the note register.

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. The notes will not be subject to any sinking fund, and will be subject to redemption at our option.

Re-opening

     We may from time to time, without the consent of the existing holders, create and issue additional notes having the same terms and conditions as the notes offered by this prospectus supplement in all respects, except for the issue date, issue price and, under some circumstances, the date of the first payment of interest on the notes. Additional notes issued in this manner will be consolidated with and form a single series with the previously outstanding notes of this series.

Optional Redemption

     The notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a "make-whole" redemption price equal to the greater of:

     .    100% of the principal amount of the notes to be redeemed, or
     . the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed (exclusive of any accrued and unpaid interest to the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day
          months) at the Treasury Rate plus      basis points.

     In each case, we will pay any accrued and unpaid interest to the date of redemption.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means:

     . the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) as of the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities", or
     if that release (or any successor release) is not published or does not contain such prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained.

     "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC and J.P. Morgan Securities Inc. (and their respective successors) and three other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that redemption date.

     "Treasury Rate" means the rate per year equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to holders of notes to be redeemed.

     If we are redeeming less than all the notes, the trustee will select the particular notes to be redeemed by lot or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

     Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.


Ranking

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding.

     We currently conduct substantially all of our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of the funds we use to meet our debt service obligations. Laws or contractual provisions, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all obligations of our subsidiaries, including trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. The notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The indenture does not limit the amount of debt our subsidiaries can incur, although it restricts our ability to incur secured debt, subject to the limitations described under "Description of Debt Securities--Senior Securities" in the accompanying prospectus.

Ratings

     The notes are rated A- by Standard & Poor's Rating Services and Baa1 by Moody's Investors Service, Inc. These ratings do not constitute a recommendation to buy, sell or hold the notes and may be subject to revision or withdrawal at any time by the rating organizations. You should evaluate each rating independently of any other rating of the notes or other securities of Murphy Oil.

Notices

     We will mail notices and communications to the holder's address shown on the register of the notes.

Paying Agents and Transfer Agents

     The trustee will be the paying agent and transfer agent for the notes.

The Trustee

     SunTrust Bank is the trustee under the indenture. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees. SunTrust Capital Markets, Inc., an affiliate of the trustee, is acting as an underwriter in this offering of notes.

Book-Entry Delivery and Settlement

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     DTC has advised us as follows:

     . DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

     . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     . Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

     . DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (hereafter referred to as the "NASD");

     . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     . The rules applicable to DTC and its participants are on file with the SEC.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. None of Murphy Oil, the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

     . upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

     . ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner of the notes. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Payments on the notes represented by the global notes will be made in immediately available funds. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Certificated Notes

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

     . DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;

     . an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

     .    we determine not to have the notes represented by a global note.

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers, have severally agreed to purchase, and Murphy Oil has agreed to sell to such underwriters, the principal amount of notes set forth opposite the names of such underwriters.

                                                                                  Principal
                                                                                  Amount of
            Underwriter                                                             Notes
            -----------                                                          ------------
            Banc of America Securities LLC .................................     $
            J.P. Morgan Securities Inc. ....................................
            BNP Paribas Securities Corp. ...................................
            Fleet Securities, Inc. .........................................
            Goldman, Sachs & Co. ...........................................
            SunTrust Capital Markets, Inc. .................................
            Mizuho International plc........................................
            Morgan Keegan & Company, Inc. ..................................
            Tokyo-Mitsubishi International plc..............................
                                                                                 ------------
              Total........................................................      $350,000,000
                                                                                 ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price less a concession not in excess of % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Murphy Oil in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                                    Paid by
                                                                                  Murphy Oil
                                                                                  ----------
            Per note........................................................                %

     The notes are a new issue of securities with no established trading market. We do not currently intend to apply for the listing of the notes on any securities exchange or for quotation of the notes in any dealer quotation system. We have been advised by the underwriters that one or more of them intends to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for the notes.

     We estimate that our total expenses of the offering, excluding underwriting
discounts, will be approximately $          .

     In connection with the offering, Banc of America Securities LLC and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC or J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Certain of the underwriters may make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such underwriters and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system. Such underwriters may make securities available to their respective customers though the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     In the ordinary course of their respective businesses, certain of the underwriters and the trustee and some of their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. Affiliates of some of the underwriters, including the joint book-running managers, Banc of America Securities LLC and J.P. Morgan Securities Inc., and the trustee are lenders under our bank credit agreements. As described under "Use of Proceeds," a portion of the net proceeds from this offering will be used to repay borrowings under our credit facilities. Because more than 10% of the net proceeds of this offering will be paid to members or affiliates of members of the NASD participating in this offering, the offering will be conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the NASD. Pursuant to that rule, a "qualified independent underwriter" is not required in connection with this offering because the notes are rated Baa or better by Moody's Investors Service or BBB or better by Standard & Poor's Rating Services.


                                  LEGAL MATTERS

     Steven A. Cosse, our General Counsel, and Davis Polk & Wardwell, New York, New York, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters.


                                     EXPERTS

     The consolidated financial statements of Murphy Oil Corporation and Consolidated Subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the December 31, 2001 financial statements refers to a change in its method of accounting for derivative instruments and hedging activities.

Prospectus

                                     [LOGO]
                                     MURPHY
                                OIL CORPORATION


                                 $1,000,000,000


                                  COMMON STOCK
                                PREFERRED STOCK
                                DEPOSITARY SHARES
                                 DEBT SECURITIES
                                    WARRANTS


                           _________________________



     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

     We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "MUR." Unless we state otherwise in a prospectus supplement, we will not list any of the other securities on any securities exchange.

                           _________________________


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           _________________________











                   This prospectus is dated September 13, 1999

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Murphy Oil".

                             MURPHY OIL CORPORATION

     We are an integrated oil company with worldwide oil and gas exploration and production operations, refining and marketing operations in the United States and the United Kingdom, and pipeline and crude oil trading operations in Canada.

     During 1998, our principal exploration and production activities were conducted in the United States, Canada, the United Kingdom and Ecuador. Our core operating areas include the Gulf of Mexico, the Jeanne d'Arc basin off the east coast of Canada, western Canada and the United Kingdom.

     Our estimated net proved hydrocarbon reserves at the end of 1998 were 380 million barrels of oil equivalent and our 1998 worldwide production was 97,612 barrels of oil equivalent per day.

     We own refineries located in Meraux, Louisiana and Superior, Wisconsin and have an effective 30% interest in a refinery located in Milford Haven, Wales. We have built an integrated presence in each of our refinery markets by providing products to 59 terminals serving approximately 550 retail and wholesale stations and numerous unbranded customers in the United States and 10 terminals supplying almost 400 retail and wholesale stations in the United Kingdom.

     Our principal executive offices are located at 200 Peach Street, P.O. Box 7000, El Dorado, Arkansas 71731-7000, telephone number (870) 862-6411. Our capital stock is listed on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol "MUR". Unless otherwise indicated or the context otherwise requires, we refer to Murphy Oil Corporation and its wholly owned subsidiaries as "we", "our" or "Murphy Oil" in this prospectus.

              WHERE YOU CAN FIND MORE INFORMATION ABOUT MURPHY OIL

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information filed after the date of this prospectus with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 14(d) of the Securities Exchange Act of 1934 until our offering is completed:

     (a) Annual Report on Form 10-K for the year ended December 31, 1998;

     (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and

          (c) The description of our preferred stock and common stock set forth in our restated certificate of incorporation filed as Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 1996.

          (d) The description of our Series A Participating Cumulative Preferred Stock Purchase Rights filed as Item 1 to Amendment No. 2 to our Registration Statement on Form 8-A/A filed on April 19, 1999.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                               Corporate Secretary
                             Murphy Oil Corporation
                                  P.O. Box 7000
                         EL Dorado, Arkansas 71731-7000
                                 (870) 862-6411

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges and ratio of earnings before special items to fixed charges:

                                                               Three Months
                                                                   Ended
                                                                 March 31,                Year Ended December 31,
                                                               -------------      ----------------------------------------
                                                               1999     1998      1998     1997     1996     1995     1994
                                                               ----     ----      ----     ----     ----     ----     ----
Ratio of earnings to fixed charges                              --      5.8x      0.4x     13.9x    14.3x      --     8.9x
Ratio of earnings before special items to fixed charges         --      5.8x      4.3x     14.2x    12.3x     3.3x    7.5x

     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose "earnings" consist of income from continuing operations before income taxes adjusted for (a) fixed charges, (b) undistributed earnings of companies accounted for by the equity method, (c) capitalized interest, and (d) amortization of capitalized interest. "Fixed charges" consist of interest and amortization of debt discount and expense, whether capitalized or expensed, and that portion of rental expense determined to be representative of the interest factor. The computation of earnings as described in this paragraph was less than fixed charges by $11,703,000, $13,726,000 and $141,519,000 for the three months ended March 31, 1999 and years ended December 31, 1998 and 1995, respectively.

     For the ratio of earnings before special items to fixed charges, special items before income taxes are excluded from the computation of earnings. Special items (material nonrecurring items) generally consisted of asset impairments, gains on asset sales, refunds and settlements of income tax matters, modifications of various oil and gas contracts, inventory write-downs, restructuring charges, and settlement of legal matters. Special items increased (reduced) net income for the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997, 1996, 1995 and 1994 by $(953,000), $0,
$(57,935,000), $68,000, $22,124,000, $(152,066,000), and $20,236,000,
respectively. More information about special items is given in "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 8 of our quarterly report on Form 10-Q for the quarter ended March 31, 1999 and on page 8 in Item 7 of our annual report on Form 10-K for the year ended December 31, 1998. The computation of earnings before special items as described in this paragraph was less than fixed charges by $10,190,000 for the three months ended March 31, 1999.

     Since we did not have any preferred stock outstanding in any of the above periods, our ratio of earnings to fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.

                                 USE OF PROCEEDS

     We will use the net proceeds we receive from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include additions to working capital, capital expenditures, repayment of debt or the financing of possible acquisitions.

                           DESCRIPTION OF COMMON STOCK

     As of the date of this prospectus, we are authorized to issue up to 80,000,000 shares of common stock. As of March 31, 1999, we had issued 48,775,314 shares of common stock, including 3,816,548 shares of common stock in treasury. In addition, at March 31, 1999 options to purchase 1,371,839 shares of common stock were outstanding under our various stock and compensation incentive plans. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. Harris Trust and Savings Bank is the transfer agent and registrar for our common stock.

Dividends

     The holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors of Murphy Oil, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Voting Rights

     The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Rights upon Liquidation

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

                         DESCRIPTION OF PREFERRED STOCK

     Our restated certificate of incorporation authorizes the board of directors of Murphy Oil, without further stockholder action, to provide for the issuance of up to 400,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may further amend from time to time our certificate of incorporation to increase the number of authorized shares of preferred stock. An amendment would require the approval of the holders of a majority of the outstanding shares of our preferred stock. As of the date of this prospectus, we have not issued any preferred stock.

     The particular terms of any series of preferred stock that we offer with this prospectus will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

     --   the number of shares of preferred stock offered;

     --   the title and liquidation preference per share of the preferred stock;

     --   the purchase price of the preferred stock;

     -- the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

     -- any purchase, retirement, redemption or sinking fund provisions of the preferred stock;

     --   any conversion or exchange provisions of the preferred stock;

     -- any limitations or restrictions on any class of stock ranking on parity with or junior to the preferred stock;

     -- any conditions or restrictions on the creation of debt or the issue of additional stock ranking on parity with or junior to the preferred stock;

     --   the voting rights, if any, of the preferred stock; and

     -- any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, we will disclose those terms in the prospectus supplement relating to that series of preferred stock. You should also refer to the certificate of designation establishing a particular series of preferred stock that will be filed with the Secretary of State of the State of Delaware and the SEC in connection with any offering of preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.

Dividend Rights

     The preferred stock will be preferred over our common stock as to payment of dividends. Before we declare and set apart for payment or pay any dividends or distributions (other than dividends or distributions payable in common stock) on our common stock, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

Rights upon Liquidation

     The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the liquidation preference per share plus the amount of accumulated dividends and, in the event of a voluntary liquidation, any premium, as set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders of each series are entitled.

Redemption

     All shares of any series of preferred stock will be redeemable to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

Preferred Stock Purchase Rights

     On December 6, 1989, we entered into a rights agreement with the Harris Trust Company of New York, as rights agent, providing for a dividend of one preferred stock purchase right for each outstanding share of our common stock, and have subsequently amended this rights agreement on April 6, 1998 and April 15, 1999. We issued the dividend to stockholders of record on December 20, 1989, and shares of common stock issued since that date are issued with rights. The rights trade automatically with shares of common stock and become exercisable only under the circumstances described below. The rights are designed to protect the interests of Murphy Oil and our stockholders against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with the board of directors of Murphy Oil prior to attempting a takeover and to provide the board with leverage in negotiating on behalf of all stockholders the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by the board of directors of Murphy Oil.

     Until a right is exercised, the right will not entitle the holder to additional rights as a Murphy Oil stockholder, including, without limitation, the right to vote or to receive dividends. Upon becoming exercisable, each right will entitle its holder to purchase from us one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an exercise or purchase price of $200.00 per right, subject to adjustment. Each one one-thousandth of a share of Series A Participating Cumulative Preferred Stock entitles the holder to the same dividend and voting rights as one share of our common stock.

     In general, the rights will not be exercisable until the earlier of (a) the close of business on the 10th day after we learn that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock, unless provisions addressing accidental triggering of the rights or acquisitions by specified exempt persons apply, and (b) the close of business on the 10th day, or such other day as designated in advance by the board of directors of Murphy Oil, after the commencement of a tender or exchange offer for 15% or more of our outstanding common stock. Below we refer to the person or group acquiring at least 15% of our common stock as an "acquiring person." In the event that someone becomes an acquiring person and the rights become exercisable, each right will entitle its holder to purchase, for the exercise price, the number of common shares of Murphy Oil having, at the time of the transaction, a market value of twice the exercise price. In the event that someone becomes an acquiring person, the rights become exercisable and either (a) we are involved in a merger or other business combination in which we are not the surviving corporation or our common stock is converted into other securities or assets or
(b) 50% or more of our consolidated assets or earning power are sold, each right will entitle its holder to purchase, for the exercise price, the number of common shares of the other party to such merger, business combination or sale having, at the time of the transaction, a market value of twice the exercise price of the right.

     Any rights that are at any time beneficially owned by an acquiring person, or any associate or affiliate of the acquiring person, will be null and void and nontransferable, and any holder of such right, including any purported transferee or subsequent holder, will be unable to exercise or transfer the right.

     The rights will expire at the close of business on April 6, 2008, unless redeemed before that time. At any time prior to the earlier of (a) the date that a person or group has become an acquiring person and (b) the expiration date, the board of directors of Murphy Oil may redeem the rights in whole, but not in part, at a price of $.01 per right. For so long as the rights are redeemable, the rights agreement may be amended in any respect without the approval of the rights holders.

     You should refer to the applicable provisions of the rights agreement, which is incorporated by reference to Exhibits 1 and 2 to Form 8-A, dated December 12, 1989, File No. 1-8590, and of amendments 1 and 2 incorporated by reference to Exhibit 3 to Form 8-A/A, dated April 14, 1998, and Exhibit 4 to Form 8-A/A, dated April 19, 1999, respectively.

Other Provisions of Murphy Oil's Restated Certificate of Incorporation

     In the event of a proposed merger or tender offer, proxy contest or other attempt to gain control of Murphy Oil which is not approved by the board of directors of Murphy Oil, the board of directors of Murphy Oil may authorize the issuance of one or more series of preferred stock, in addition to the Series A Participating Cumulative Preferred Stock discussed above under "Preferred Stock Purchase Rights," with voting rights or other rights and preferences which could impede the success of the proposed merger, tender offer, proxy contest or other attempt to gain control of Murphy Oil. While the ability of the board of directors of Murphy Oil to do this may be limited by applicable law, our restated certificate of incorporation and the applicable rules of the stock exchanges upon which our common stock is listed, the consent of the holders of common stock would not be required for any issuance of preferred stock in such a situation.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction, as set forth in the applicable prospectus supplement, of a share of a particular series of preferred stock.

     The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000.

     Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the deposit agreement and depositary receipt will be filed with the SEC in connection with the offering of specific depositary shares.

Dividends and Other Distributions

     The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

     If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

     If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock.

     Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary will select the depositary shares to be redeemed by lot or pro rata, as the depositary may determine.

Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by the holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with these instructions, and we agree to take all actions deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

     The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of Depositary

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

     The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

     The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. We must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal and it must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions that could apply to the debt securities. The debt securities will be either senior securities or subordinated securities of Murphy Oil. Each prospectus supplement will state the particular terms that actually will apply to the debt securities included in the supplement.

     In addition to the following summary, you should refer to the applicable provisions of the following documents for more detailed information:

     -- the senior indenture, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and

     -- the subordinated indenture, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

     Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. We may authorize the issuance of the debt securities in one or more series at various times. All debt securities will be unsecured. The senior securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated securities will be subordinated to senior indebtedness as described under "Subordinated Securities" in this prospectus. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

     -- whether the debt securities are senior securities or subordinated securities;


     -- the title and the limit on the aggregate principal amount of the debt securities;

     --   the maturity date or dates;

     -- the interest rate (which may be fixed or variable), or the method of determining any interest rates, at which the debt securities may bear interest;

     -- the dates from which interest shall accrue and the dates on which interest will be payable;

     -- the currencies in which the debt securities are denominated and principal and interest may be payable;

     --   any redemption or sinking fund terms;

     -- any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

     -- whether the debt securities are to be issued, in whole or in part, in the form of one or more global securities and the depositary for the global securities;

     -- whether the debt securities would be convertible into our common stock; and

     -- any other terms of the series, which will not conflict with the terms of the applicable indenture.

     We may issue debt securities of any series at various times and we may reopen any series for further issuances from time to time without notice to existing holders.

      We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000.

      We will describe special Federal income tax and other considerations relating to debt securities denominated in foreign currencies and "original issue discount" debt securities (debt securities issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance) in the applicable prospectus supplement.

      Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indentures and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

Exchange, Registration and Transfer

      You may exchange debt securities of any series that are not global securities for other debt securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, you may present debt securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. No service charge is required for any transfer or exchange of debt securities but we may require payment of any taxes and other governmental charges. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the applicable trustee as security registrar for the applicable indenture. We may at any time designate additional transfer agents with respect to any series of debt securities.

      In the event of any redemption in part, we will not be required to:

      -- issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 30 days before the mailing of notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the mailing date;


      -- register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part.

      For a discussion of restriction on the exchange, registration and transfer of global securities, see "Global Securities."

Payment and Paying Agents

      Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the offices of the paying agents that we designate at various times.

      However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

      We will specify in the applicable prospectus supplement, the agency which will be designated as our paying agent for payments with respect to debt securities.

Global Securities

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

     --    by the applicable depositary to a nominee of the depositary,

     --    by any nominee to the depositary itself or another nominee, or

     -- by the depositary or any nominee to a successor depositary or any nominee of the successor.

     We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement.

     We anticipate that the following provisions will generally apply to depositary arrangements.

     When we issue a global security in registered form, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary ("participants").

     Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

     As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

     -- will not be entitled to have any of the underlying debt securities registered in their names,

     -- will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form, and

     -- will not be considered the owners or holders under the indenture relating to those debt securities.

     Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing such debt securities.

     Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests in the global security.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee.

     We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in "street name." Those payments will be the sole responsibility of those participants.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Modification of the Indentures

     Under each indenture our rights and obligations and the rights of the holders may be modified with our consent and the consents of the trustee under that indenture and the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. However, the consent of each affected holder is needed to:

     -- extend the maturity, reduce the interest rate or extend the payment schedule of any of the debt securities;

     -- reduce the principal amount or any amount payable on redemption of any debt security;

     -- reduce the amount of principal of an original issue discounts security payable upon acceleration of maturity or in bankruptcy;

     -- change the conversion provisions of either indenture in a manner adverse to the holders;

     -- change the subordination provisions of the subordinated indenture in a manner adverse to the holders of subordinated debt;

     -- reduce the percentage required for modifications or waivers of compliance with the indentures; or

     -- impair the right of repayment at the holder's option or the right of a holder to institute suit for repayment on or with respect to any debt security.

     In addition, the subordinated provisions of the subordinated indenture cannot be modified to the detriment of any of our senior indebtedness without the consent of the holders of the senior indebtedness.

     Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indentures or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected.

Events of Default, Notice and Waiver

     "Event of Default", when used in an indenture, will mean any of the following in relation to a series of debt securities:

     -- failure to pay interest on any debt security for 30 days after the interest becomes due;

     --    failure to pay the principal on any debt security when due;

     -- failure to deposit any sinking fund payment after such payment becomes due;

     -- failure to perform or breach of any other covenant or warranty in the indenture or any debt security that continues for 90 days after our being given notice from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series;

     -- default in the payment when due of (a) other indebtedness in an aggregate principal amount in excess of $25,000,000 and such default is not cured within 30 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series and (b) interest, principal, premium or a sinking fund or redemption payment under any such other maturity, which acceleration is not stayed, rescinded or annulled within 10 days after written notice to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series;

     -- a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or dismissal of that proceeding within 60 days;

     -- we voluntarily seek relief under bankruptcy, insolvency or similar laws or we consent to a court entering an order for relief against us under those laws; or

     -- any other event of default provided for debt securities of that series.

     If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal and accrued interest of all of the outstanding debt securities of such series to be due and immediately payable.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indentures or would involve the trustee in personal liability.

     The indentures provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indentures relating to the series, except a default (a) in the payment of the principal of, interest on or sinking fund installment of any of the debt securities of the series, (b) with respect to voluntary or involuntary bankruptcy, insolvency or similar proceedings, or
(c) with respect to a covenant or provision of such indentures which, under the terms of such indentures, cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected. In the case of clause (b) above, the holders of at least a majority of all outstanding debt securities (voting as one class) may on behalf of all holders waive a default.

     The indentures contain provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indentures at the request of those holders.

     The indentures require the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal of, interest on or sinking fund installment with respect to any debt securities of the series. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

     Each indenture requires us to file annually with the trustee a certificate, executed by our officers, indicating whether any of the officers has knowledge of any default under the indenture.

Replacement of Securities

     We will replace any mutilated debt security at the expense of the holder, if we so choose, upon surrender of the mutilated debt security to the appropriate trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the appropriate trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the appropriate trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

Defeasance

     The indentures contain a provision that permits us to elect to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding provided the following conditions, among others, have been satisfied:

     -- we have deposited in trust with the trustee (a) money, (b) U.S. government obligations, or (c) a combination thereof, in each case, in an amount sufficient to pay and discharge the principal of and interest on the outstanding debt securities of any series;

     -- no event of default has occurred or is continuing with respect to the securities of any series being defeased;

     -- defeasance will not result in a breach or violation of, or constitute a default under any agreement to which we are a party or by which we are bound; and

     -- we have delivered to the trustee (a) an officers' certificate and an opinion of counsel that all conditions precedent relating to the defeasance have been complied with and (b) an opinion of counsel that the holders will not recognize income, gain or loss for Federal income tax purposes.

Governing Law

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

     We will specify the name of the trustee for each issue of debt securities in the applicable prospectus supplement.

Senior Securities

     Limitations on Liens. Neither we nor any restricted subsidiary will issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance, which are collectively called "mortgages" in the indenture, on any principal property or on any debt or capital stock of any restricted subsidiary which owns any principal property without providing that the senior securities will be secured equally and ratably or prior to the debt. A "restricted subsidiary" is a 50% or more owned subsidiary owning principal property and having stockholder's equity greater than 2% of our consolidated net assets. "Principal property" is all property and equipment directly engaged in our exploration, production, refining, marketing and transportation activities. "Consolidated net assets" means the total of all assets of Murphy Oil, excluding intangible assets (other than goodwill), treasury stock carried as an asset or write-ups of non-acquisition-related capital assets, less depreciation, amortization and other similar reserves, less the total of all liabilities, deferred credits, minority shareholders' interests in subsidiaries, reserves and other similar items of Murphy Oil, excluding certain acquisition-related debt or stockholders' equity, as calculated on our consolidated balance sheet.

     However, the limitation on liens shall not apply to the following:

     --   mortgages existing on the date of the senior indenture;

     -- mortgages existing at the time an entity becomes a restricted subsidiary of ours;

     -- mortgages securing debt of a restricted subsidiary in favor of Murphy Oil or any subsidiary of ours;

     -- mortgages on property, shares of stock or indebtedness (a) existing at the time of the acquisition of the property, shares of stock or indebtedness, (b) to secure payment of all or part of the purchase price of the property, shares of stock or indebtedness, or (c) to secure debt incurred prior to, at the time of or within 120 days after the acquisition of the property, shares of stock or indebtedness or after the completion of construction of the property, for the purpose of financing all or part of the purchase price of the property, shares of stock or indebtedness or the cost of construction;

     -- mortgages in favor of the United States of America, any state, any other country or any political subdivision required by contract or statute;

     -- mortgages on property of Murphy Oil or any restricted subsidiary securing all or part of the cost of operating, constructing or acquiring projects, as long as recourse is only to the property;

     -- specific marine mortgages or foreign equivalents on property or assets of Murphy Oil or any restricted subsidiary;

     -- mortgages or easements on property of Murphy Oil or any restricted subsidiary incurred to finance the property on a tax-exempt basis that do not materially detract from the value of or materially impair the use of the property or assets; or

     -- any extension, renewal or replacement of any mortgage referred to in the preceding items or of any debt secured by those mortgages as long as the extension, renewal or replacement secures the same or a lesser amount of debt and is limited to substantially the same property (plus improvements) which secured the mortgage.

     Notwithstanding anything mentioned above, we and any of our restricted subsidiaries may issue, assume or guarantee debt secured by mortgages on principal property or on any indebtedness or capital stock of any restricted subsidiary (other than the debt secured by mortgages permitted above) which does not exceed 10% of our consolidated net assets.

     Limitations on Sale and Lease-Back Transactions. Neither we nor any restricted subsidiary will lease any principal property for more than three years from the purchaser or transferee of such principal property. However, the limitation on this type of arrangement shall not apply if:

     -- we or our restricted subsidiary could incur debt secured by a mortgage on the property to be leased, as permitted above, without equally and ratably securing the senior securities of any series; or

     -- we apply the greater of the proceeds from the sale or transfer and the fair value of the leased property to any senior acquisition-related debt within 120 days of the sale and lease-back transaction, in both cases less any amounts spent to purchase unencumbered principal property during the one year prior to or 120 days after any sale and lease-back transaction.

Subordinated Securities

     Under the subordinated indenture, payment of the principal of, interest on and any premium on the subordinated securities will generally be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

     "Senior indebtedness" is defined as the principal of, any premium and accrued and unpaid interest on the following items, whether outstanding on or created, incurred or assumed after the date of execution of the subordinated indenture:

     -- our indebtedness for money borrowed (other than the subordinated securities);

     --   our guarantees of indebtedness for money borrowed of any other person;
          and

     -- indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness for the payment of which we are responsible or liable, by guarantees or otherwise.

     Senior indebtedness also includes modifications, renewals, extensions and refundings of any of the types of indebtedness, liabilities, obligations or guarantees listed above, unless the relevant instrument states that the indebtedness, liability, obligation or guarantee, or modification, renewal, extension or refunding, is not senior in right of payment to the subordinated securities.

     We may not make any payment of principal of, interest on or any premium on the subordinated securities except for sinking fund payments as described below if:

     -- any default or event of default with respect to any senior indebtedness occurs and is continuing, or

     -- any judicial proceeding is pending with respect to any default in payment of senior indebtedness.

     We may make sinking fund payments during a suspension of principal or interest payments on subordinated debt if we make these sinking fund payments by redeeming or acquiring securities prior to the default or by converting the securities.

     If any subordinated security is declared due and payable before its specified date, or if we pay or distribute any assets to creditors upon our dissolution, winding up, liquidation or reorganization, we must pay all principal of, any premium and interest due or to become due on all senior indebtedness in full before the holders of subordinated securities are entitled to receive or take any payment. Subject to the payment in full of all senior indebtedness, the holders of the subordinated securities are to be subrogated to the rights of the holders of senior indebtedness to receive payments or distribution of our assets applicable to senior indebtedness until the subordinated securities are paid in full.

     By reason of this subordination, in the event of insolvency, our creditors who are holders of senior indebtedness, as well as some of our general creditors, may recover more, ratably, than the holders of the subordinated securities.

     The subordinated indenture will not limit the amount of senior indebtedness or debt securities which we may issue.

Conversion Rights

     The prospectus supplement will provide if a series of securities is convertible into our common stock and the initial conversion price per share at which the securities may be converted.

     If we have not redeemed a convertible security, the holder of the convertible security may convert the security, or any portion of the principal amount in integral multiples of $1,000, at the conversion price in effect at the time of conversion, into shares of Murphy Oil common stock. Conversion rights expire at the close of business on the date specified in the prospectus supplement for a series of convertible securities. Conversion rights expire at the close of business on the redemption date in the case of any convertible securities that we call for redemption.

     In order to exercise the conversion privilege, the holder of the convertible security must surrender to us, at any office or agency maintained for that purpose, the security with a written notice of the election to convert the security, and, if the holder is converting less than the entire principal amount of the security, the amount of security to be converted. In addition, if the convertible security is converted during the period between a record date for the payment of interest and the related interest payment date, the person entitled to convert the security must pay us an amount equal to the interest payable on the principal amount being converted.

     We will not pay any interest on converted securities on any interest payment date after the date of conversion except for those securities surrendered during the period between a record date for the payment of interest and the related interest payment date.

     Convertible securities shall be deemed to have been converted immediately prior to the close of business on the day of surrender of the security. We will not issue any fractional shares of stock upon conversion, but we will make an adjustment in cash based on the market price at the close of business on the date of conversion.

     The conversion price will be subject to adjustment in the event of:

     --   payment of stock dividends or other distributions on our common stock;

     -- issuance of rights or warrants to all our stockholders entitling them to subscribe for or purchase our stock at a price less than the market price of our common stock;

     -- the subdivision of our common stock into a greater or lesser number of shares of stock;

     -- the distribution to all stockholders of evidences of our indebtedness or assets, excluding stock dividends or other distributions and rights or warrants; or

     --   the reclassification of our common stock into other securities.

We may also decrease the conversion price as we consider necessary so that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of our common stock.

     We will pay any and all transfer taxes that may be payable in respect of the issue or delivery of shares of common stock on conversion of the securities. We are not required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in a name other than that of the holder of the security to be converted and no issue and delivery shall be made unless and until the person requesting the issue has paid the amount of any such tax or established to our satisfaction that such tax has been paid.

     After the occurrence of:

     --   consolidation with or merger of Murphy Oil into any other corporation,

     --   any merger of another corporation into Murphy Oil, or

     --   any sale or transfer of substantially all of the assets of Murphy Oil,

which results in any reclassification, change or conversion of our common stock, the holders of any convertible securities will be entitled to receive on conversion the kind and amount of shares of common stock or other securities, cash or other property receivable upon such event by a holder of our common stock immediately prior to the occurrence of the event.

                             DESCRIPTION OF WARRANTS

     We may issue securities warrants for the purchase of debt securities, preferred stock or common stock. Securities warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. We will issue each series of securities warrants under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The securities warrant agent will act solely as our agent in connection with the securities warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of securities warrants or beneficial owners of securities warrants. In addition to this summary, you should refer to the securities warrant agreement, including the form of securities warrant certificate, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. The securities warrant agreement, together with the terms of securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific securities warrants.

     We will describe the particular terms of any issue of securities warrants in the prospectus supplement relating to the issue. Those terms may include:

     -- the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of securities warrants to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

     -- the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of securities warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

     -- the number of shares of common stock purchasable upon the exercise of securities warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

     -- the date on which the right to exercise the securities warrants will commence and the date on which the right will expire;

     -- the Federal income tax consequences applicable to the securities warrants; and

     --   any other terms of the securities warrant.

     Securities warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Securities warrants will be issued in registered form only. The exercise price for securities warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each securities warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised securities warrants will become void. We will specify the place or places where, and the manner in which, securities warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any securities warrants to purchase debt securities, preferred stock or common stock, holders of the securities warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

     -- in the case of securities warrants for the purchase of debt securities, the right to receive payments of principal of, any premium or interest on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

     -- in the case of securities warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities, preferred stock, depositary shares, common stock or securities warrants (together referred to as the "offered securities")
(a) through underwriters or dealers; (b) directly to one or a limited number of institutional purchasers; or (c) through agents. This prospectus or the applicable prospectus supplement will set forth the terms of the offering of any offered securities, including the name or names of any underwriters, dealers or agents, the price of the offered securities and the net proceeds to us from such sale, any underwriting commissions or other items constituting underwriters' compensation.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters or agents to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased. Any initial public offering price and any underwriting commissions or other items constituting underwriters' compensation may be changed from time to time.

     If a dealer is utilized in the sale of any offered securities, we will sell those offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale.

     We may sell offered securities directly to one or more institutional purchasers, or through agents at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best effort basis for the period of its appointment.

     If an applicable prospectus supplement indicates, we will authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

     Under agreements entered into with us, agents and underwriters who participate in the distribution of the offered securities may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                                  LEGAL MATTERS

     The validity of the offered securities will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for any underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                                     EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 incorporated by reference in the registration statement have been incorporated in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon their authority as experts in accounting and auditing.

================================================================================

                                  $350,000,000

                                     [LOGO]
                                     MURPHY
                                OIL CORPORATION


                                % Notes due 2012


                             ---------------------
                             Prospectus Supplement
                                          , 2002
                             ---------------------




                         Banc of America Securities LLC
                                    JPMorgan
                                  BNP PARIBAS
                             Fleet Securities, Inc.
                              Goldman, Sachs & Co.
                           SunTrust Robinson Humphrey
                            Mizuho International plc
                         Morgan Keegan & Company, Inc.
                       Tokyo-Mitsubishi International plc


================================================================================